Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1, dated as of November 18, 2020 (this “Amendment No. 1”) to the Agreement and Plan of Merger, dated as of October 5, 2020 (the “Merger Agreement”), by and among RMG Acquisition Corp., a Delaware corporation (“Acquiror”), RMG Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Romeo Systems, Inc., a Delaware corporation (the “Company” and, together with Acquiror and Merger Sub, each, a “Party” and collectively, the “Parties”), is made and entered into by and among the Parties.  Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to such terms in the Merger Agreement, which will remain in full force and effect as amended hereby.

RECITALS

WHEREAS, pursuant to Section 11.10 of the Merger Agreement, the Parties desire to amend the Merger Agreement, as set forth in this Amendment No. 1, effective as of the date hereof.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

1.         Amendments to the Merger Agreement.

1.1       Article III of the Merger Agreement. Article III of the Merger Agreement is hereby amended by adding the following to the end of Article III:

3.11     Cash in Lieu of Fractional Shares.  Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.01(a) or Company Convertible Notes pursuant to Section 3.02(a), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock.  In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder or Company Convertible Noteholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.11 multiplied by (ii) $10.

1.2       Section 5.02(b) of the Merger Agreement. Section 5.02(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b) The affirmative vote of (i) holders of a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock entitled to vote at the Acquiror Meeting, shall be required to approve each of the Transaction Proposal, the Issuance Proposal and the Director Election Proposal, and (ii) holders of (1) a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock entitled to vote at the Acquiror Meeting and (2) a majority of the outstanding shares of Acquiror Pre-Transaction Sponsor Stock entitled to vote at the Acquiror Meeting, shall be required to approve the Amendment Proposal, in each case, assuming a quorum is present, to approve the Proposals are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”).

1.3       Section 7.04 of the Merger Agreement.  Section 7.04 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Trust Account and Other Closing Payments. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and the net proceeds of any PIPE Investment, if any, to be applied, in each case, for the following: (a) the redemption of any shares of Acquiror Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.07 and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.11; and (c) the balance of the assets in the Trust Account and net proceeds of any PIPE Investment, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror or the Surviving Company.

1.4       Exhibit B of the Merger Agreement.  Exhibit B of the Merger Agreement is hereby amended by (a) adding Republic Services Alliance Group III, Inc. (“Republic”) as a party thereto by adding a Republic signature page to such form of Stockholders’ Agreement (resulting in Republic constituting a “Stockholder” thereunder), (b) changing the two references to "seven (7) directors" in Section 3.1 of such form of Stockholders' Agreement to “nine (9) directors”, and (b) amending and restating Sections 3.2.1, 3.2.4, 3.2.5 and 3.2.6 of such form of Stockholders’ Agreement to read as follows:

“3.2.1    five (5) Independent Directors, which individuals shall initially be Philip Kassin, Robert Mancini, Susan Brennan, Donald Gottwald and Timothy Stuart, collectively, the “Independent Directors”) and shall thereafter be designated as determined by the Board; provided, that at least one of the Independent Directors must qualify as an “audit committee financial expert” within the meaning of U.S. Securities and Exchange Commission Regulation S-K;”

“3.2.4    one (1) director designated from time to time by BorgWarner (the “BorgWarner Designee”) for so long as BorgWarner Beneficially Owns [___]1 or more shares of Common Stock owned by BorgWarner on the Closing Date, as adjusted in the event of any stock split, stock dividend, recapitalization, reorganization or the like affecting the Common Stock, which BorgWarner Designee shall initially be Brady Ericson;”  [FN will not be amended and will continue to read “This minimum number of shares of Common Stock that BorgWarner must continue to own will equate to 5% of the total issued and outstanding shares of Common Stock on the Closing Date.”]

“3.2.5    one (1) director who shall be the individual serving as the Chief Executive Officer of the Company (the “CEO Director”), which individual shall initially be Lionel Selwood Jr.; and”

“3.2.6one (1) director designated from time to time by Republic (the “Republic Designee” and together with the Romeo Designees, the RMG Sponsor Designees and the BorgWarner Designee, the “Designees”) for so long as Republic Beneficially Owns fifteen million (15,000,000) or more shares of Common Stock, as adjusted in the event of any stock split, stock dividend, recapitalization, reorganization or the like affecting the Common Stock, which Republic Designee shall initially be Timothy Stuart.”

2.         Effective Date.  The Parties hereby acknowledge and agree that this Amendment No. 1 shall be effective as of the date hereof.

3.         Approval and Consent.  The Parties hereby approve and consent to this Amendment No. 1.

4.         Other Provisions.  The provisions of Article XI (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment No. 1.

5.         Effect of Amendment No. 1.

5.1       No Other Amendments.  Except as expressly amended by this Amendment No. 1, the Merger Agreement will remain in full force and effect and is hereby ratified and confirmed.

5.2       References.  On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words referring to the Merger Agreement, and each reference in any other document relating to the “Agreement and Plan of Merger, the “Merger Agreement,” the “Agreement,” “thereunder,” “thereof,” or words of like import referring to the Merger Agreement, means and references the Merger Agreement as amended hereby.

6.         Counterparts.  This Amendment No. 1 may be executed in separate counterparts (including, without limitation, counterparts transmitted by facsimile or by other electronic means), each of which shall be an original and all of which taken together shall constitute one and the same agreement.  Signatures of the Parties transmitted by facsimile or by other electronic means shall be deemed to be original signatures for all purposes and shall have the same force and effect as a manual signature.

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IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

RMG ACQUISITION CORP.

By:	/s/ Philip Kassin
Name: Philip Kassin
Title: President

RMG MERGER SUB, INC.

By:	/s/ James Carpenter
Name: James Carpenter
Title: Secretary

ROMEO SYSTEMS, INC.

By:	/s/ Lionel Selwood, Jr.
Name: Lionel Selwood, Jr.
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]